EXHIBIT 12.2

Mid-America Apartments, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations	$350,745	$150,946	$37,692	$61,204	$28,702
Equity in loss (income) of unconsolidated entities	2	(6,009)	(338)	223	593
Income tax expense	1,673	2,050	893	803	727
Income from continuing operations before equity in loss (income) of unconsolidated entities and income tax expense	352,420	146,987	38,247	62,230	30,022
Add:
Distribution of income from investments in unconsolidated entities	6	15,964	9,768	12,164	1,402
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	123,999	125,675	81,067	63,807	60,441
Deduct:
Capitalized interest	1,655	1,722	2,089	2,318	1,156
Total Earnings (A)	$474,770	$286,904	$126,993	$135,883	$90,709
Fixed charges and preferred dividends:
Interest expense	$122,344	$123,953	$78,978	$61,489	$59,285
Capitalized interest	1,655	1,722	2,089	2,318	1,156
Total Fixed Charges (B)	$123,999	$125,675	$81,067	$63,807	$60,441
Preferred dividends, including redemption costs	—	—	—	—	—
Total Fixed Charges and Stock Dividends (C)	$123,999	$125,675	$81,067	$63,807	$60,441

Ratio of Earnings to Fixed Charges (A/B)	3.8 x	2.3 x	1.6 x	2.1 x	1.5 x
Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	3.8 x	2.3 x	1.6 x	2.1 x	1.5 x